Mail Stop 3561

August 8, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

        Re: **General Finance Corporation**
                Amendment No. 10 to Preliminary Proxy Statement on
                Schedule 14A
                Filed August 1, 2007
                File No. 001-32845

Dear Mr. Valenta:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information About Royal Wolf, page 87

Compensation Discussion and Analysis, page 97

1.   We reissue comment two from our letter dated July 31, 2007. It is unclear how
        the survey data was used by Godfrey in determining the CEO compensation. If
        the compensation was set at a targeted percentile of the survey data, please
        disclose. Otherwise, clarify how this information was utilized in this process.

Incentive Cash Bonus Program, page 99

2.   We reissue comment three from our letter dated July 31, 2007. Please disclose in
        the CD&A the key performance indicators for each named executive officer and
        how these indicators determined the cash bonus. If you believe such information
        is confidential, provide your analysis supplementally. For those qualitative
        factors, such as the roll-out of new business initiatives, provide clear disclosure as
        to how the performance is determined to have been met or not. We may have
        further comment.

3.   We reissue comment four from our letter dated July 31, 2007. We note that you
        have not provided a quantitative discussion of the terms of the necessary targets to
        be achieved for your named executive officers to earn their cash bonuses. Please
        discuss the specific performance targets used to determine incentive amounts. If
        you believe such information is confidential, provide your analysis
        supplementally. Your current supplemental response that such information is
        internal data and would result in competitive harm is a legal conclusion.
        Therefore, please provide the appropriate legal analysis if you continue to believe
        such information is confidential. To the extent that it is appropriate to omit
        specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b)
        of Regulation S-K, general statements regarding the level of difficulty, or ease,
        associated with achieving performance goals either corporately or individually are
        not sufficient. In discussing how likely it will be for the company to achieve the
        target levels or other factors, you should provide as much detail as necessary
        without providing information that poses a reasonable risk of competitive harm.
        We may have further comment.

Grants of Plan-Based Awards Table, page 101

4.   The percentages in Mr. McCann's 2007 performance targets appears to equal 105%. Please reconcile.

5.   Please discuss the individual performance determinations made with regard to Messrs. Moore and Baker and any other named executives.

Director Compensation, page 103

6.   Please clarify the monthly payments to the directors and any other periodic payments.

Directors and Management Following the Acquisition, page 122

Summary Compensation Table, page 127

7.   Please add a total column to the table.

8.   Please clarify the dates for James Warren's compensation and reconcile his 2006 compensation with the 2006 figure under the summary compensation table on page 101.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Ronald F. Valenta
General Finance Corporation
August 8, 2007
Page 4

       You may contact David Walz at 202-551-3358 or Carlton Tartar at 202-551-3387, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at 202 551-3357, with any other questions.

       Sincerely,

       John Reynolds
       Assistant Director
       Office of Emerging Growth
       Companies

cc: Dale E. Short, Esq.
       Fax (310) 201-4746